FERMO GROUP, INC.

Allmandring 1/22a-35,
Stuttgart, Germany 70569

Tel. 011-49-7211324929

E-mail: fermoinc@gmail.com

April 26, 2012

Mr. Daniel Leslie or Ms. Brigitte Lippmann

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:  Fermo Group, Inc.

Amendment No.1 to Registration Statement on Form S-1

Filed March 28, 2012

File No. 333-179738

Dear Mr. Daniel Leslie and Ms. Brigitte Lippmann:

Further to your letter dated April 6, 2012, concerning the deficiencies in Amendment No.1 to Registration Statement on Form S-1 filed on March 28, 2012, we provide the following responses:

General

1. We note the repeated use of language similar to "we will" in your registration statement. For example, in your response to comments 1 and 7 in our letter dated March 23, 2012 you state that you "will sell donuts." Please revise the "we will" language in this example and throughout your registration statement to reflect the uncertainty of your operations as described in the risk factors, using language such as "we intend."

Response:  In response to this comment the Company revised the "we will" language throughout its registration statement.

Management’s Discussion and Analysis or Plan of Operation, page 16

Plan of Operation, page 16

2. We note your response to comment 4 in our letter dated March 23, 2012 and the revised disclosure on page 17 referencing the executed lease agreement. Please explain to us how you determined your leasing expenses reflected in your table on page 18 will be $1,500 given the annual rent pursuant to the lease agreement is $3,600 beginning July 1, 2012. We assume your estimated expenses based on 25% of the number of shares being sold is based on one location and the purchase of one machine. As such, it is also not clear how you determined your leasing expenses under the other scenarios presented. Please revise your Plan of Operation as appropriate to incorporate the impact of the executed lease agreement.

Response:  In response to this comment the Company revised its Plan of Operation as appropriate to incorporate the impact of the executed lease agreement:

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Negotiate and conclude agreements with property owners

Time Frame: 2nd- 4th months.

Material costs: $3,600-$10,800

During this period, we intend to begin negotiations with property owners and managers in view of securing leasing agreements for the use of their premises. If we sell all the shares in the offering, our goal during this stage will be to enter into four leasing agreements with malls, stores at crowded streets and other premises granting us permission to set up our mini donut machines at their premises. As of the date of this prospectus we executed one Lease Agreement. The annual rent pursuant to the Agreement is $3,600. Therefore, if we sell 25% of the shares in this offering our leasing expenses in the next twelve months following completion of this offering will be $3,600. If we sell 50% of the shares and purchase two machines, our leasing expenses, assuming that a new lease agreement will start in fifth month and based on $3,600 annual rate, will be 6,000. If we sell 75% and 100% of the shares in this offering, the lease expenses will be $8,400 and $10,800 accordingly.

The Company also revised the following table:

Gross proceeds	$22,500	$45,000	$67,500	$90,000
SEC reporting and compliance	$4,400	$10,000	$10,000	$10,000
Leasing expanses	$3,600	$6,000	$8,400	$10,800
Donut machines purchasing	$9,000	$18,000	$28,500	$39,000
Setting up and testing donut machines	$500	$1,000	$1,500	$2,000
Marketing and advertising	$-	$-	$2,000	$4,000
Salary	$5,000	$10,000	$16,000	$22,000
Miscellaneous expenses	$-	$-	$1,100	$2,200

Future Sales by Existing Stockholders, page 26

3. We note your response to comment 12 in our letter dated March 23, 2012 in which you stated that you do not believe that you can be "classified as a company having “no or nominal operations”” because of activity engaged in by your management. We note your disclosure in your Statement of Operations for the period ended December 31, 2011 on page F-3 of your registration statement that to date you do not have revenue and your operating expenses consist solely of $4,000 of professional fees and $75 of general and administrative expenses. As such, your operations are nominal. Please disclose that you are currently a shell company and that Rule 144 is unavailable to your promoter pursuant to Rule 144(i) of the Securities Act.

Response:  The Registrant does not believe that it can be classified as a shell company. The Registrant’s management continues to devote a significant amount of time to company’s operations. The management has been researching an alternative supplier of mini donut machines.   As a result and in furtherance of the Registrant’s business plan on March 30, 2012 we entered into the Sales Agreement with Guangzhou Food Machinery Trading Co., Ltd., a Chinese company that will supply Fermo Group, Inc. with our first mini donut machine. On April 12, 2012 Fermo Group, Inc. paid to the supplier a 30% retainer ($1,500 USD). The Registrant revised its prospectus to disclose the Sales Agreement.

Please direct any further comments or questions you may have to the company at fermoinc@gmail.com or to the company's legal counsel Mr. Kevin A. Polis, Esq. at:

Carrillo Huettel, LLP

3033 Fifth Avenue, Suite 400

San Diego, CA 92103

TEL: 619.546.6154

TEL: 619.546.6100

FAX: 619.546.6060

Email: kpolis@carrillohuettel.com

Thank you.

Sincerely,

/S/ Ilia Sachin

Ilia Sachin, President

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